July 10, 2019

Joseph Mahavuthivanij
Chief Executive Officer
Mythic Collection, LLC
16 Lagoon Ct
San Rafael, CA 94903

       Re: Mythic Collection, LLC
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed June 24, 2019
           File No. 024-10983

Dear Mr. Mahavuthivanij:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2019 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Use of Proceeds, page 21

1. We note your response to comment 3 and the statement at the bottom of page 21 that "any costs above may be held in reserves until such time that [you] ha[ve] enough series with assets to justify the costs of such expenses." Please revise to clarify the meaning of this sentence. In doing so, please clarify whether you are referring to the costs seen in your
      Use of Proceeds table, such as reimbursement of acquisition costs to your manager, or whether you are referring to other costs, such as insurance and storage. Also, revise to clarify if you mean you will not incur these costs or if you mean you will incur the costs but not pay them. Similarly, please revise your Use of Proceeds table or the narrative below it to clarify the meaning of the line item titled "Acquisition Expenses in Reserves."
 Joseph Mahavuthivanij
FirstName LastNameJoseph Mahavuthivanij
Mythic Collection, LLC
Comapany NameMythic Collection, LLC
July 10, 2019
July 10, 2019 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operation
Plan of Operations, page 25

2. We note you revised page 5 to indicate that you can pay any remaining purchase price for the Series Alpha Black Lotus with unsold interests from this offering; however, this revision is not fully responsive to comment 6. Therefore, we reissue the comment in part.
         We note your statement on page 25 that you believe you will have sufficient capital for the next 12 months for each individual series. We further note that you are obligated to pay certain costs during the 12 months following the closing of this offering. For example, you state at the bottom of page 24 that each series will be responsible for its own
         Operating Expenses, such as storage, insurance, or maintenance beginning on the closing date of the offering for such series. Please revise your Plan of Operations to clearly disclose management's plan for obtaining the funds necessary to pay these and any other known costs that you will incur in the 12 months following the closing date of this offering, and also disclose the consequences if you are unable to pay such costs. Given that your Use of Proceeds disclosures indicate that your proceeds will be fully used to pay for the asset and to reimburse your manager for various costs, and that you state on page
         24 that you do not expect to generate any revenue until 2020, your current disclosures do not adequately convey management's plan to obtain the funds necessary to pay these operating costs. If you do not intend to incur any operating expenses such as storage and insurance during the 12 months following the closing date of this offering, you should revise disclosures throughout your filing to transparently convey this to your investors.
3. Your response to comment 7 indicates that you no longer believe you will be highly dependent on the capitalization of the Manager. Please revise the disclosures in your Plan of Operations to be consistent with your response.
Plan of Distribution and Subscription Procedure
Plan of Distribution, page 25

4. We note your response to comment 8 that "the officers or your Manager will sell the shares" and that "the Manager, through its individual officers, as a representative of the
         Company and the series," will manage the Mythic Markets Platform. Please tell us how your response that the Manager will sell securities in this offering is consistent with your response to comment 15 in our letter dated May 7, 2019 that you are relying on Rule 3a4-
         1 in connection with this offering. In this regard, please note that Rule 3a4-1 is available to natural persons. If only individual officers, "as representatives of the Company and the series" will be selling the shares, as your response regarding the management of the
         Mythic Markets Platform appears to suggest, please revise the disclosure accordingly.
 Joseph Mahavuthivanij
Mythic Collection, LLC
July 10, 2019
Page 3
Financial Statements for the Period Ended January 31, 2019
General, page 57

5. Please confirm our assumption that you will account for your acquisition of the Series
       Alpha Black Lotus from your Manager as an asset sale between entities under common control. In this regard, we understand your Manager is your managing member, and as such, will control you. If you believe that this transaction should not be accounted for as an asset sale between entities under common control, please tell us how you will account for this transaction and the basis in GAAP for such accounting.
       You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Jennifer L pez, Staff Attorney, at
(202) 551-3792 with any other questions.



                                                             Sincerely,
FirstName LastNameJoseph Mahavuthivanij
                                                             Division of
Corporation Finance
Comapany NameMythic Collection, LLC
                                                             Office of Consumer
Products
July 10, 2019 Page 3
cc:       Jillian Sidoti
FirstName LastName